EXHIBIT 99.1

Hut 8 Mining Production and Operations Update for June 2023

Remediation progressing in Drumheller, Alberta

At 9,136 BTC, Hut 8 continues to have one of the largest self-mined Bitcoin reserves of any publicly traded company

120 Bitcoin mined in June

TORONTO, July 6, 2023 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT), ("Hut 8" or the "Company") one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, mined 120 Bitcoin in June 2023.

Production highlights for June 2023:

  120 Bitcoin were generated, resulting in an average production rate of approximately 4.0 Bitcoin per day
  217 Bitcoin – 100% of Bitcoin produced in May and 70 Bitcoin produced in June – were sold during the month for proceeds totalling $7.9 million
  Total balance of Bitcoin in reserve is 9,136; 8,289 of Bitcoin in reserve is unencumbered
  Installed ASIC hashrate capacity at our Alberta facilities was 2.6 EH/s at the end of the month
  Hut 8 produced 46.2 BTC/EH in June

Operational highlights:

  In June 2023, our repair and restoration efforts at our Drumheller, Alberta site continued as the team repaired more than 3,700 hashboards throughout the month. Our focus is on re-installation and energization of the repaired miners while continuing to complete repairs on other miners.
  Earlier this month, Interior Health, the health authority for southern British Columbia signed a five-year agreement for co-location services with Hut 8 at our flagship Kelowna data centre.
  Hut 8 disclosed in an amendment to its Form S-4 Registration Statement filed in mid-June that it expects the installed self-mining capacity of Hut 8 Corp. to be 7.5 EH/s, assuming the completion of the proposed all-stock merger of equals between U.S. Data Mining Group, Inc. dba US Bitcoin Corp ("USBTC") and Hut 8 (the "Transaction"). This includes the 1.8 EH/s installed self-mining capacity at the King Mountain, Texas site which is owned by a joint venture in which USBTC has a 50% membership interest alongside a leading energy partner.
  On June 26, Hut 8 announced that it entered a US$50 million credit facility with Coinbase Credit, Inc.

"June was very productive, with key developments across our mining and high performance computing operations businesses, and progress on obtaining key regulatory approvals related to the merger with USBTC," said CEO Jaime Leverton. "We are committed to keeping that momentum going as we work diligently at closing the transaction with USBTC."

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0, and bridging the nascent and traditional high performance computing worlds. With two operational digital asset mining sites located in Southern Alberta, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With over 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions. In addition, any statements in this press release that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: Bitcoin network dynamics; the Company's ability to advance its longstanding HODL strategy; the Company's ability to produce additional Bitcoin and maintain existing rates of productivity at all sites; the Company's ability to continue mining digital assets efficiently; the sale of the Company's Bitcoin production and the proposed use of proceeds from such sale; the Company's plans with respect to the energization of the miners that were removed from the North Bay facility; the Company's expected recurring revenue and growth rate from its high performance computing business; the remediation of the operational issues at the Company's Drumheller facility, and the timing thereof; expectations related to Hut 8 Corp.'s hashrate and self-mining capacity; the ability of Hut 8 and USBTC to complete the Transaction, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; and the Company's ability to successfully navigate the current market.

Statements containing forward-looking information are not historical facts, but instead represent management's expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this press release, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements, failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company's mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the "Risk Factors" section of the Company's Annual Information Form dated March 9, 2023, and Hut 8's other continuous disclosure documents which are available on the Company's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8's future decisions and actions will depend on management's assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the Transaction, that, if completed, would result in New Hut becoming a new public company, Hut 8 Corp. ("New Hut") has filed a registration statement on Form S-4 (the "Form S-4") with the U.S. Securities and Exchange Commission (the "SEC"). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This press release is not a substitute for the Form S-4 or any other documents that may be sent to Hut's shareholders or USBTC's stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the "Securities Act") or in a transaction exempt from the registration requirements of the Securities Act.

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SOURCE Hut 8 Mining Corp

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For further information: Hut 8 Investor Relations: Sue Ennis, sue@hut8.io; Hut 8 Media Relations: Erin Dermer, erin.dermer@hut8.io

CO: Hut 8 Mining Corp

CNW 06:30e 06-JUL-23